SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Zhaopin Ltd. (ADS)
(Name of Issuer)

Class A Ordinary Shares, par value $0.01
(Title of Class of Securities)

98954L103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ x /	Rule 13d-1(b)

/ /	Rule 13d-1(c)

/ /	Rule 13d-1(d)

CUSIP No. 98954L103
1	NAME OF REPORTING PERSONS Perpetual Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1(a).		Name of Issuer:

Zhaopin Limited

Item 1(b).		Address of Issuer’s Principal Executive Offices:

6/F, Fosun International Centre 237 Chaoyang North Road Chaoyan District Beijing 100020 People’s Republic of China

Item 2(a).		Name of Person Filing:

Perpetual Limited (the “Reporting Person”)

Item 2(b).		Address of Principal Business Office or, if None, Residence:

Level 18 Angel Place 123 Pitt Street Sydney, NSW 2000 Australia

Item 2(c).		Citizenship:

Australia

Item 2(d).		Title of Class of Securities:

Class A Ordinary Shares, $0.01 par value (the “Shares”)

Item 2(e).		CUSIP Number:

98954L103

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/ /	Not applicable.

	(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

	(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	/ x /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

	(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.		Ownership.

		(a)	Amount beneficially owned: 0 shares deemed beneficially owned by Perpetual Limited.
		(b)	Percent of Class: 0%
(c)
Number of shares as to which Perpetual Limited has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.		Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.		Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Please see Exhibit A.

Item 8.		Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2018

Perpetual Limited

By:	/s/ Eleanor Padman
Name: Eleanor Padman
Title: Secretary

Exhibit A

The following is a list of the identity of each subsidiary of Perpetual Limited, the parent holding company, that beneficially owns the issuer’s common stock (through American Depositary  Receipts):

Perpetual Investment Management Limited

The subsidiary’s Item 3 classification is a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). The type of non-U.S. institution is investment adviser subject to regulation by the Australian Securities and Investments Commission.

Perpetual Limited is filing this Schedule 13G because it is the parent holding company of the subsidiary listed above, which acts as the investment manager or in a similar capacity to pooled investment vehicles and other advisory clients (collectively, “Clients”).  Perpetual Limited’s subsidiaries have been delegated the power to direct investment and/or power to vote the Reported Securities by its Clients, who are the beneficial owners of the Reported Securities.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Perpetual Limited and each subsidiary declare that this Schedule 13G should not be construed as an admission that they are the beneficial owners of the Reported Securities, and each of them expressly disclaim beneficial ownership of such Reported Securities.